                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the First Half Year ended July 31, 1997

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes       ___X__                                No        ______

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

                                      [LOGO]

                                   MICRO FOCUS(R)
--------------------------------------------------------------------------------
                               FIRST HALF REPORT 1997

                               LETTER TO SHAREHOLDERS


Micro Focus Group Plc announces its unaudited first half report. Net revenue for the first half ended July 31 1997 was $67,440,000 (GBP 41,349,000) as compared to $52,257,000 (GBP 34,140,000) recorded in the first half of 1996, a 29 percent increase. Net income for the half was $5,262,000 or $0.33 per share (GBP 3,465,000 or 22.7 pence per share). In the first half of 1996 the Company incurred a net loss of $14,302,000 or $.94 per share (GBP 9,416,000 or 62.2 pence per share), with the prior year including a restructuring charge of $8,000,000 (GBP 5,195,000). Results for the first half of 1997 include Millennium UK Limited, a Year 2000 consulting firm, acquired at the end of April in a transaction accounted for as a purchase, the impact of which was not material for the first half.

The following is a summary of results for the first half:

--------------------------------------------------------------------------------
                                  U.S. DOLLARS                   GB POUNDS
Six months ended July 31:       1997          1996          1997           1996
--------------------------------------------------------------------------------
Net revenue                    $67.4m        $52.3m     GBP 41.3m     GBP 34.1m
Net income (loss)                5.3m        (14.3m)         3.5m         (9.4m)
Net income (loss) per share     $0.33        ($0.94)        22.7p        (62.2p)
--------------------------------------------------------------------------------

Product licensing revenue for the first half was 34 percent above the first half of 1996.

In the second quarter ended July 31, 1997, the Company reported revenue of $37,326,000 (GBP 22,774,000) as compared to $28,088,000 (GBP 18,284,000)
recorded in the second quarter of 1996. Net income for the quarter was $2,975,000 or $0.18 per share (GBP 2,088,000 or 13.8 pence per share). In the second quarter of 1996 the Company incurred at net loss of $1,207,000 or $0.08 per share (GBP 801,000 or 5.3 pence per share). In the first quarter ended April 30, 1997, the Company reported net revenue of $30,114,000 (GBP 18,575,000) and net income of $2,287,000 or $0.15 per share (GBP 1,337,000 or 9.1 pence per share).

"We are pleased with the progress the company has made and the growth we are experiencing," said Martin Waters, President and CEO. "Our investments are beginning to provide returns and we are pleased with the market reception of SoftFactory/2000 following its introduction during the most recent financial quarter. The significant growth in new license revenue for the first half demonstrates that our strategy of providing complete solutions to our customers is being well received."

"Micro Focus' growth and improved financial results follow the changes we have continued to make in responding to customer needs," added Anthony R. Muller, Senior Vice President and Chief Financial Officer. "New products, broadening of our service offerings, the addition of many talented people, and upgrading our infrastructure have all contributed to our progress. We intend to continue to invest in moving Micro Focus forward."

On July 17 1997 the Company appointed Martin Waters, President and Chief Executive Officer and as a member of the Board of Directors upon the resignation of Marcelo Gumucio from those roles.

As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, in the interest of serving our U.S. shareholders in a manner consistent with other U.S. investments, beginning in June 1997, the Company began to furnish to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q. The Company invites its UK shareholders to review these materials as well, which may be obtained from the SEC website http/www.sec.gov.



/s/ Martin Waters

Martin Waters
President and Chief Executive Officer
August 14 1997

Note: The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This first half report contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the extent to which recently released products earn rapid market acceptance with customers, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included in the Company's Form 20-F for the fiscal year ended January 31, 1997, and the Company's Form 6-K for the quarter ended April 30 1997, both as filed with the SEC, as they may be updated or amended with future filings.

                                       MICRO FOCUS(R) FIRST HALF REPORT 1997
                                    -------------------------------------------
                                        FINANCIAL STATEMENTS (IN UK FORMAT)


CONSOLIDATED PROFIT AND LOSS ACCOUNT

 .........................................................................................................................
                                            Three months  Three months    Six months    Six months             Year
                                                   ended         ended         ended         ended            ended
                                            July 31 1997  July 31 1996  July 31 1996  July 31 1996  January 31 1997
                                             (unaudited)   (unaudited)   (unaudited)    (unaudited)
                                                GBP '000      GBP '000      GBP '000      GBP '000         GBP '000
========================================================================================================================
Revenue
     Product revenue                              14,007        10,625        24,106        19,076           42,020
     Service revenue                               8,767         7,659        17,243        15,064           31,069
------------------------------------------------------------------------------------------------------------------------
Total revenue                                     22,774        18,284        41,349        34,140           73,089
------------------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                       1,433         2,013         2,917         3,222            6,406
     Cost of service revenue                       3,775         3,159         6,824         6,284           11,892
-----------------------------------------------------------------------------------------------------------------------
Total cost of revenue                              5,208         5,172         9,741         9,506           18,298
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                      17,566        13,112        31,608        24,634           54,791
-----------------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                      4,711         5,056         9,448        13,203           24,299
     Sales and marketing                           8,648         7,081        15,254        15,771           30,146
     General and administrative                    1,777         2,344         2,919         5,996            7,854
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                          15,136        14,481        27,621        34,970           62,299
-----------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                            2,430        (1,369)        3,987       (10,336)          (7,508)
Investment income                                    707           448         1,207           884            1,720
Interest expense                                     (21)           (3)          (23)          (11)             (21)
 .......................................................................................................................
Profit/(loss) before taxation                      3,116          (924)        5,171        (9,463)          (5,809)
Taxation                                          (1,028)          123        (1,706)           47           (1,472)
-----------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the period after taxation        2,088          (801)        3,465        (9,416)          (7,281)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                          13.8p         (5.3p)        22.7p        (62.2p)          (48.0p)
-----------------------------------------------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEET

 ....................................................................................................
                                                            July 31 1997   January 31  July 31 1996
                                                             (unaudited)         1997   (unaudited)
                                                               GBP '000      GBP '000      GBP '000
====================================================================================================
Fixed assets
     Software product assets                                     13,488        14,590        16,265
     Tangible fixed assets                                       21,317        20,543        22,885
     Investment in own shares (note 6)                            5,188         5,634         5,634
----------------------------------------------------------------------------------------------------
Total fixed assets                                               39,993        40,767        44,784
----------------------------------------------------------------------------------------------------
Current assets
     Stock                                                          419           484         1,413
     Trade debtors                                               16,329        12,672         9,141
     Other debtors and prepaid expenses                           1,256         1,556         1,691
     Cash and bank deposits and short term-investments           46,646        44,725        34,412
 ....................................................................................................
Total current assets                                             64,650        59,437        46,657
 ....................................................................................................
Creditors: amounts falling due within one year
     Bank loans                                                     994             -             -
     Trade creditors                                              3,774         3,054         3,391
     Accrued employee compensation and commissions                4,289         3,632         3,335
     Current corporation tax                                      4,060         2,590         2,316
     Accrued expenses and other current liabilities               5,552         6,904         7,196
     Deferred revenue                                            17,491        16,646         9,910
----------------------------------------------------------------------------------------------------
Total current liabilities                                        36,160        32,826        26,148
----------------------------------------------------------------------------------------------------
Net current assets                                               28,490        26,611        20,509
----------------------------------------------------------------------------------------------------
Total assets less current liabilities                            68,483        67,378        65,293
----------------------------------------------------------------------------------------------------
Creditors: amounts falling due after more than one year              14            15            24
Provision for liabilities and charges: deferred taxation          6,240         6,239         5,452
----------------------------------------------------------------------------------------------------
Net assets                                                       62,229        61,124        59,817
----------------------------------------------------------------------------------------------------
Capital and reserves
     Called up share capital                                      1,541         1,517         1,516
     Share premium and other reserves                            20,777        18,071        18,023
     Profit and loss account  (note 7)                           39,911        41,536        40,278
----------------------------------------------------------------------------------------------------
Total shareholders' funds                                        62,229        61,124        59,817
----------------------------------------------------------------------------------------------------

                                                                                                   2

                                         MICRO FOCUS(R) FIRST HALF REPORT 1997
                                       ----------------------------------------
                                          FINANCIAL STATEMENTS (IN UK FORMAT)



CONSOLIDATED CASH FLOW STATEMENT

 ............................................................................................................
                                                                   July 31 1997    January 31  July 31 1996
                                                                     (unaudited)         1997    (unaudited)
                                                                       GBP '000      GBP '000      GBP '000
============================================================================================================
Operating profit/(loss)                                                   3,987        (7,508)      (10,336)
     Depreciation charges                                                 2,144         5,655         3,151
     Amortisation charges                                                 3,826         8,012         4,161
     Changes in operating assets and liabilities                         (1,972)        5,976         2,342
 ............................................................................................................
Net cash inflow/(outflow) from operating activities                       7,985        12,135          (682)
Returns on investments and servicing of finance                           1,160         1,782           907
Taxation                                                                   (209)          (18)          404
Capital expenditure and financial investment                             (5,943)       (7,212)       (4,194)
Acquisitions and disposals                                               (1,925)            -             -
------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before use of liquid resources and financing        1,068         6,687        (3,565)
Management of liquid resources                                             (833)            -             -
Net cash inflow from financing                                              730             7             3
------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                 965         6,694        (3,565)
------------------------------------------------------------------------------------------------------------


Reconciliation of net cash flow to movement in net funds
------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash, as above                                       965         6,694        (3,562)
Cash outflow from increase in liquid resources                              833             -             -
------------------------------------------------------------------------------------------------------------
Change in cash resulting from cash flows                                  1,798         6,694        (3,562)
Currency translation difference                                            (871)         (941)         (998)
------------------------------------------------------------------------------------------------------------
Movement in cash during the period                                          927         5,753        (4,560)
Net funds at beginning of period                                         44,725        38,972        38,972
------------------------------------------------------------------------------------------------------------
Net funds at end of period                                               45,652        44,725        34,412
------------------------------------------------------------------------------------------------------------


NOTES

1.  BASIS OF PREPARATION

The basis of preparation of the financial information in this statement is set out on page 4.

2.  TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in currencies other than GB pounds are translated at exchange rates ruling at the balance sheet date. Revenues, costs and expenses are translated using average rates. The relevant GB pound to U.S. dollar rates are as follows:

 .................................................................
                               July 31     January 31    July 31
                                  1997           1997       1996
-----------------------------------------------------------------
Closing rates:           GBP 1 = $1.63          $1.60      $1.56

Average rates (approx):  GBP 1 = $1.64          $1.58      $1.54
-----------------------------------------------------------------

3.  RESEARCH AND DEVELOPMENT

Research and development costs are stated after capitalising GBP 2,818,000 (1996: GBP 2,846,000) of current costs as software product assets in compliance with SFAS 86 (the U.S. standard on accounting for software product costs) and after charging amortisation of software product assets amounting to GBP 3,826,000 (1996: GBP 4,161,000).

4.  EXCEPTIONAL ITEMS

In the first half of 1996 Micro Focus announced a restructuring of its operations. Costs directly attributable to the restructuring activities were charged against profit as follows:
 ...................................................
Six months ended July 31           1997       1996
                               GBP '000   GBP '000
---------------------------------------------------
Cost of product revenue               -         13
Research and  development             -      1,476
Sales and marketing                   -        591
General and  administrative           -      3,115
---------------------------------------------------
                                      -      5,195
---------------------------------------------------

5.  DIVIDENDS

Following established Micro Focus policy the Directors do not intend to recommend payment of a dividend.

6.  INVESTMENT IN OWN SHARES

Investment in own shares represents shares held by an Employee Share Ownership Trust which has been established to encourage ownership of Micro Focus' shares by its employees. The shares are valued at cost.


7.  PROFIT AND LOSS ACCOUNT

 ..............................................................
Six months ended July 31             1997               1996
                                 GBP '000           GBP '000
--------------------------------------------------------------
Brought forward                    41,536             50,737
Profit/(loss) after taxation        3,465             (9,416)
Goodwill acquired                  (4,157)                 -
Currency translation                 (933)            (1,043)
--------------------------------------------------------------
                                   39,911             40,278
--------------------------------------------------------------

                       MICRO FOCUS(R) FIRST HALF REPORT 1997
                     -----------------------------------------

FINANCIAL STATEMENTS - BASIS OF PREPARATION

For the benefit of U.K. and U.S. based shareholders, the financial statements are presented separately in U.K. and U.S. formats.

These financial statements have been prepared in accordance with both U.K. and U.S. generally accepted accounting principles on the basis of the accounting policies set out in the 1996 Annual Report and should be read in conjunction with the financial results contained therein.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended January 31 1997 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the year ended January 31 1997 were unqualified.

--------------------------------------------------------------------------------

REPORT OF THE AUDITORS TO MICRO FOCUS GROUP PLC

We have reviewed the interim financial information set out on pages 2 and 3 in respect of the six months ended July 31 1997, which is the responsibility of, and has been approved by, the directors. Our responsibility is to report on the results of our review.

Our review was carried out having regard to the Bulletin, Review of interim financial information, issued by the Auditing Practices Board. This review consisted principally of obtaining an understanding of the process for the preparation of the interim financial information, applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied, and making enquiries of the group's management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Auditing Standards. Accordingly we do not express an audit opinion on the interim financial information.

On the basis of our review:

- we are not aware of any material modifications that should be made to the interim financial information as presented; and

- in our opinion the interim financial information has been prepared using accounting policies consistent with those adopted by Micro Focus Group Plc in its financial statements for the year ended January 31 1997.

Ernst & Young
Chartered Accountants
Reading, England
August 14 1997

--------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

Registered Office & Shareholder Enquiries
Micro Focus Group Plc
The Lawn, 22-30
Old Bath Road, Newbury, Berkshire, RG14 1QN, U.K.
Telephone: (01635) 32646

Registrars & Transfer  Office
Lloyds Bank  Registrars,  The Causeway,
Worthing, West Sussex, BN99 6DA, U.K.

Stockbrokers
SBC Warburg, 1 Finsbury Avenue,
London EC2M 2PA, U.K.

Stock Market symbols
The Company's ordinary shares are listed on the London Stock Exchange under the symbol MICF.
The Company's American Depositary Receipts ("ADRs") are listed on the NASDAQ National Market System under the symbol MIFGY.

ADR Depositary
Bank of New York, 101 Barclay Street,
22nd Floor, New York, NY 10286, U.S.A.

Micro  Focus on the  Internet
Micro Focus' home page on the Internet's Worldwide Web provides access to a wide range of information about the Company, its products and services. Financial data, including an electronic version of this Report, is also available on the Worldwide Web.

The Micro Focus home page is accessible at http:\\www.microfocus.com

--------------------------------------------------------------------------------

REGIONAL OFFICES

U.S.A.
Micro Focus Inc.
2465 East Bayshore Road
Palo Alto, CA 94303
Tel:  (+1) (650) 856 4161
Fax: (+1) (650) 856 6134

Micro Focus Inc. (Philadelphia)
500 East Swedesford Road, 2nd Floor
Wayne, PA 19087.
Tel:  (+1) (610) 263 3400
Fax: (+1) (610) 263 3700

Micro Focus Inc. (New York)
2 Wall Street
New York, NY 10005
Tel:  (+1) (212) 312 2200
Fax:  (+1) (212) 312 2222

U.K.
Micro Focus Ltd.
The Lawn, 22-30 Old Bath Road,
Newbury, Berkshire, RG14 1QN
Tel:  (+44) 1635 32646
Fax:  (+44) 1635 33966

Japan
Micro Focus Japan Ltd
Nishiazabu Mitsui Building 4F
4-17-30 Nishiazabu, Minato-Ku, Tokyo 10
Tel:  (+81) 3 3486 7791
Fax: (+81) 3 3486 5055

Canada
Micro Focus
3 Robert Speck Parkway
Mississauga, Ontario L4Z 2G5
Tel:  (+1) (905) 306 7280
Fax::  (+1) (905) 306 7530

Germany
Micro Focus GmbH
Am Moosfeld 11, 81829 Munchen
Tel:  (+49) 89 42094-0
Fax: (+49) 89 42094-211

France
Micro Focus SARL
 Tour Franklin, Defense 8
92042 Paris - La Defense Cedex
 Tel:  (+33) 1 47 75 75 75
Fax:  (+33) 1 47 75 75 80

Spain
Micro Focus S.A.
Corsega 541, 4a Planta
08025 Barcelona
 Tel:  (+34) 3 435 70 01
Fax: (+34) 3 435 67 33

India
Micro Focus (I) Pvt. Ltd.
47/6, M.G. Road
Mittal Towers, B-1217-19
Bangalore 560 001
Tel:  (+91) 80 559 2647
Fax: (+91) 80 551 1019

                                         MICRO FOCUS(R) FIRST HALF REPORT 1997
                                       -----------------------------------------
                                          FINANCIAL STATEMENTS (IN U.S. FORMAT)


CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data)

 .........................................................................................................................
                                            Three months  Three months    Six months    Six months          Year
                                                   ended         ended         ended         ended         ended
                                            July 31 1997  July 31 1996  July 31 1997  July 31 1996    January 31
                                              (unaudited)   (unaudited)   (unaudited)   (unaudited)         1997
=========================================================================================================================
Net revenue
     Product revenue                             $22,937       $16,349       $39,287       $29,240       $66,466
     Service revenue                              14,389        11,739        28,153        23,017        48,943
-----------------------------------------------------------------------------------------------------------------
Total net revenue                                 37,326        28,088        67,440        52,257       115,409
-----------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                       2,457         2,786         4,861         4,911        10,016
     Cost of service revenue                       6,192         4,907        11,145         9,600        18,580
-----------------------------------------------------------------------------------------------------------------
Total cost of revenue                              8,649         7,693        16,006        14,511        28,596
-----------------------------------------------------------------------------------------------------------------
Gross profit                                      28,677        20,395        51,434        37,746        86,813
-----------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                      7,721         8,729        15,420        17,860        34,544
     Sales and marketing                          14,188        11,429        24,914        23,189        45,884
     General and administrative                    3,324         2,200         5,182         4,406         9,442
     Non-recurring charges                             -             -             -         8,000         8,000
-----------------------------------------------------------------------------------------------------------------
Total operating expenses                          25,233        22,358        45,516        53,455        97,870
-----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                      3,444        (1,963)        5,918       (15,709)      (11,057)
Investment income                                  1,031           688         1,973         1,352         2,706
Interest expense                                     (34)           (4)          (37)          (17)          (32)
 .................................................................................................................
Income (loss) before income taxes                  4,441        (1,279)        7,854       (14,374)       (8,383)

Taxation                                          (1,466)           72        (2,592)           72        (2,125)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $2,975       ($1,207)       $5,262      ($14,302)     ($10,508)
-----------------------------------------------------------------------------------------------------------------
Net income (loss) per share                        $0.18        ($0.08)        $0.33        ($0.94)       ($0.69)
-----------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding     16,270        15,153        16,017        15,149        15,234
-----------------------------------------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEETS (In thousands)

 ...................................................................................................................
                                                                  July 31 1997     January 31  July 31 1996
                                                                    (unaudited)          1997    (unaudited)
===================================================================================================================
Assets
Current assets:
     Cash and cash equivalents                                         $40,589       $71,560       $53,682
     Short-term investments                                             35,444             -             -
     Accounts receivable, net                                           26,616        20,275        14,259
     Inventories                                                           683           774         2,205
     Prepaid expenses and other assets                                   2,047         2,490         2,638
 ...................................................................................................................
Total current assets                                                   105,379        95,099        72,784
 ...................................................................................................................
Fixed assets
     Property, plant and equipment, net                                 34,747        32,868        35,701
     Goodwill, net                                                       6,315             -             -
     Software product assets, net                                       21,986        23,344        25,373
-------------------------------------------------------------------------------------------------------------------
Total assets                                                          $168,427      $151,311      $133,858
-------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                                         $1,620            $-            $-
     Accounts payable                                                    6,151         4,886         5,291
     Accrued employee compensation and commissions                       6,992         5,811         5,203
     Income taxes payable                                                6,464         4,142         3,613
     Deferred Revenue                                                   28,509        26,635        15,459
     Other current liabilities                                           9,062        11,047        11,225
 ...................................................................................................................
Total current liabilities                                               58,798        52,521        40,791
 ...................................................................................................................
Long-term debt and other liabilities                                        22            24            37
Deferred income taxes                                                   10,173         9,983         8,505
Shareholders' equity:
     Ordinary shares                                                     2,429         2,389         2,388
     Additional paid-in capital and other reserves                      31,903        27,468        27,391
     Unrealised gain on available-for-sale securities, net of tax           22                           -
     Treasury stock  (note 6)                                           (8,249)       (8,959)       (8,959)
     Cumulative exchange (loss)                                         (2,208)       (2,391)       (2,691)
     Retained earnings  (note 7)                                        75,537        70,276        66,396
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                              99,434        88,783        84,525
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                            $168,427      $151,311      $133,858
-------------------------------------------------------------------------------------------------------------------

                                                                                                                  5


                                         MICRO FOCUS(R) FIRST HALF REPORT 1997
                                       -----------------------------------------
                                          FINANCIAL STATEMENTS (IN U.S. FORMAT)


CONSOLIDATED STATEMENTS OF CASH FLOW (In thousands)

 ....................................................................................................................................
                                                                               Six months ended   Year ended   Six months ended
                                                                                   July 31 1997   January 31       July 31 1996
                                                                                     (unaudited)        1997         (unaudited)
====================================================================================================================================

Operating activities
     Net income (loss)                                                                   $5,262      ($10,508)         ($14,302)
     Adjustments to reconcile net income (loss) to cash provided by operations
            Depreciation of fixed assets                                                  3,497         9,459             4,835
            Amortization of software product assets and other intangibles                 6,241        12,690             6,383
            Changes in operating assets and liabilities                                    (627)       11,341             4,083
            Other items                                                                       -         1,374                 -
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                14,373        24,356               999
------------------------------------------------------------------------------------------------------------------------------------
Investing activities
     Purchases of property, plant and equipment, net of
           capital lease obligations incurred                                            (5,172)       (2,988)           (2,022)
     Software product assets and other intangibles                                       (4,602)       (8,261)           (4,344)
     Goodwill                                                                            (3,424)
     Own shares                                                                             710             -                 -
     Available-for-sale securities                                                      (35,444)            -                 -
 ....................................................................................................................................
Net cash (used) by investing activities                                                 (47,932)      (11,249)            (6,366)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                          2,792           (18)                 6
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                    (204)         (377)               195
------------------------------------------------------------------------------------------------------------------------------------
(Decrease) in cash                                                                      (30,971)       12,712             (5,166)
Cash at beginning of period                                                              71,560        58,848             58,848
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                   $40,589       $71,560            $53,682
------------------------------------------------------------------------------------------------------------------------------------


NOTES

1. BASIS OF PREPARATION

The basis of preparation of the financial information in this statement is set out on page 4.

2.  TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates ruling at the balance sheet date. Revenues, costs and expenses are translated using average rates. The relevant U.S. dollar to GB pound rates are as follows:
 ................................................................
                           July 31      January 31     July 31
                              1997            1997        1996
----------------------------------------------------------------
Closing rates:          $1 = 0.613p          0.625p      0.641p
Average rates (approx): $1 = 0.610p          0.633p      0.649p
----------------------------------------------------------------

3.  RESEARCH AND DEVEOPMENT

Research and development costs are stated after  capitalizing  $4,602,000 (1995:
$4,344,000) of current costs as software product assets in compliance with SFAS 86 (the standard on accounting for software product costs) and after charging amortization of software product assets amounting to $6,240,000 (1996:
$6,383,000).

4.  NON-RECURRING CHARGES

In the first half of 1996 Micro Focus announced a restructuring of its operations. Costs directly attributable to the restructuring activities are designated as non-recurring charges.

5.  DIVIDENDS

Following established Micro Focus policy the Directors do not intend to recommend payment of a dividend.

6.  TREASURY STOCK

Treasury stock represents shares held by an Employee Share Ownership Trust which has been formed to encourage ownership of Micro Focus shares by its employees. The shares are valued at cost.

7.  RETAINED EARNINGS

 ........................................................
Six months ended July 31             1997          1996
                                    $'000         $'000
--------------------------------------------------------
Brought forward                    67,885        76,790
Net income (loss) for the period    5,262       (14,302)
Currency translation                  182         1,217
--------------------------------------------------------
                                  $73,329       $63,705
--------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  August 21, 1997            By:   /s/ Loren E. Hillberg
                                        ---------------------------------
                                        Loren E. Hillberg
                                        Vice President and General Counsel